Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIOMERICA, INC.

Adopted in accordance with the provisions

of Section 242 of the General Corporation

Law of the State of Delaware

Biomerica, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (1) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Second Amended and Restated Certificate of Incorporation to reclassify, change, and convert each eight (8) outstanding shares of the Corporation’s common stock, having a par value of $0.08 per share, into one (1) share of common stock, having a par value of $0.08 per share; (2) declaring such amendment to be advisable, and (3) directing that such amendment be considered at the annual meeting of stockholders held on December 13, 2024.

SECOND: That upon the effectiveness of this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation, the Second Amended and Restated Certificate of Incorporation is hereby amended by adding a new paragraph after the first paragraph of Article IV to read as follows:

“Each eight (8) shares of Common Stock, having a par value of $0.08 per share, of the Corporation issued and outstanding or held in treasury as of 12:01 am Eastern Time on April 21, 2025 shall be reclassified as and changed into one (1) share of Common Stock, having a par value of $0.08 per share, of the Corporation, without any action by the holders thereof. No fractional shares shall be issued in connection with this reclassification. A holder of Common Stock who would otherwise be entitled to receive a fractional share as a result of the reclassification will receive one whole share of Common Stock in lieu of such fractional share.”

THIRD: That, in accordance with the provisions of the Delaware General Corporation Law, the holders of the necessary number of shares of capital stock of the Corporation entitled to vote thereon affirmatively voted in favor of the amendment at the annual meeting of stockholders held on December 13, 2024 upon notice in accordance with the provisions of Section 222 of the Delaware General Corporation Law.

FOURTH: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FIFTH: That the amendment shall be effective as of 12:01 a.m., Eastern Time, on April 21, 2025.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be executed by Gary Lu, its Chief Financial Officer, this 15th day of April, 2025.

BIOMERICA, INC.

By:	/s/ Gary Lu
Gary Lu
Chief Financial Officer